UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     July 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated July 15, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: July 22, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JULY 15, 2008

UNBRIDLED ENERGY ISSUES STOCK OPTIONS

CALGARY-PITTSBURGH · July 15, 2008 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: O4U,  OTCBB: UNEFF) (the “Company”) announces it has granted incentive stock options to certain employees, directors,  senior officers and a consultant to purchase up to 1,660,000 shares at $0.35 per share, and 100,000 shares at $0.75 per share. These stock options are exercisable up to July 14, 2013.

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For information on the Company, please contact the Company’s Investor Relations at 1-800-940-6781.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.